Exhibit 99(g)(2)

AMENDMENT NO. 1 DATED AS OF DECEMBER 18, 2014 TO THE
INVESTMENT ADVISORY AGREEMENT DATED DECEMBER 8, 2009

WHEREAS, at a meeting held on November 20, 2014, the Board of Trustees of ACAP Strategic Fund (the "Fund"), in accordance with Section 17 of the Investment Advisory Agreement dated December 8, 2009 between the Fund and Silverbay Capita l Management LLC (the "Agreement"), approved a proposal to reduce the Fund 's Management Fee from 2.00% to 1 .50%.

NOW, THEREFORE, Section 7(b) of the Agreement is hereby amend ed to reduce the Management Fee from 2.00% to 1.50%.

ACAP STRATEGICFUND	SILVERBAY CAPITAL MANAGEMENT LLC

	By:	Alkeon Capital Management. LLC, its managing member

Name: Greg Jakubowsky	Name: Greg Jakubowsky
Title: President and Principal Executive Officer	Title: Chief operating Officer